Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three months ended March 31, 2022 and 2021 Dated: May 13, 2022

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars, unless otherwise stated - Unaudited)

	Note	March 31, 2022	December 31, 2021

ASSETS

CURRENT
Cash	3	$52,248	$56,748
Accounts receivable	4	2,332	2,097
Prepaid expenses		2,816	526
TOTAL CURRENT ASSETS		57,396	59,371
CONVERTIBLE NOTE RECEIVABLE	5	2,403	-
INVESTMENTS	6	10	1,179
INVESTMENT IN JUANICIPIO	7	304,910	291,084
EXPLORATION AND EVALUATION ASSETS	8	11,211	20,254
PROPERTY AND EQUIPMENT	9	450	484
TOTAL ASSETS		$376,380	$372,372

LIABILITIES

CURRENT
Trade and other payables		$3,999	$1,500
Current portion of lease obligation	9	119	110
TOTAL CURRENT LIABILITIES		4,118	1,610
NON-CURRENT
Lease obligation	9	252	275
Deferred income taxes		948	2,557
Provision for reclamation	8	409	409
TOTAL LIABILITIES		5,727	4,851

EQUITY

Share capital	10	544,145	543,927
Equity reserve		18,500	18,215
Accumulated other comprehensive income		783	1,798
Deficit		(192,775)	(196,419)
TOTAL EQUITY		370,653	367,521
TOTAL LIABILITIES AND EQUITY		$376,380	$372,372

COMMITMENTS AND CONTINGENCIES	16

SUBSEQUENT EVENT	17

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Income (Loss)  and Comprehensive Income (Loss)

(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		For the three months ended
		March 31,
	Note	2022	2021
EXPENSES
Accounting and audit		$74	$96
Amortization	9	34	29
Filing and transfer agent fees		258	257
General exploration and business development		25	7
General office expenses		87	110
Insurance		423	249
Legal		53	82
Management compensation and consulting fees		769	692
Share-based payment expense	10b,c,d	497	1,193
Shareholder relations		63	60
Travel		12	5
		2,295	2,780
INTEREST INCOME		101	85
FOREIGN EXCHANGE (LOSS) GAIN		(19)	48
EXPLORATION AND EVALUATION COSTS WRITTEN DOWN	8	(10,471)	-
INCOME FROM EQUITY ACCOUNTED INVESTMENT IN JUANICIPIO	7	13,762	632
INCOME (LOSS) FOR THE PERIOD BEFORE INCOME TAX		1,078	(2,015)

DEFERRED INCOME TAX BENEFIT (EXPENSE)		1,602	(1,647)
INCOME (LOSS) FOR THE PERIOD		$2,680	$(3,662)

OTHER COMPREHENSIVE INCOME (LOSS):
Items that will not be reclassified subsequently to profit or loss:
UNREALIZED LOSS ON EQUITY SECURITIES	6	(58)	(3,323)
NET OF DEFERRED TAX BENEFIT		7	451
		(51)	(2,872)

TOTAL COMPREHENSIVE INCOME (LOSS)		$2,629	$(6,534)

BASIC AND DILUTED INCOME (LOSS) PER SHARE		$0.03	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	10(a)
BASIC		97,819,441	94,829,854
DILUTED		98,077,137	94,829,854

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(In thousands of US dollars, except shares - Unaudited)

					Accumulated
		Common shares			other
		without par value		Equity	comprehensive		Total
	Note	Shares	Amount	Reserve	income (loss)	Deficit	equity
Balance, January 1, 2021		94,813,122	$496,604	$16,906	$10,628	$(207,470)	$316,668

Stock options exercised	10a,b	75,066	1,315	(330)	-	-	985
Stock options exercised cashless	10a,b	25,089	177	(177)	-	-	-
Restricted and performance share units converted	10a,c	40,131	826	(826)	-	-	-
Deferred share units converted	10a,d	159,810	1,663	(1,663)	-	-	-
Share-based payment	10b,c,d	-	-	4,305	-	-	4,305
Issued for cash		2,691,000	43,242	-	-	-	43,242
Issued for property option payment		5,223	100	-	-	-	100
Transfer of gain on disposal of equity securities
at FVOCI to deficit, net of tax	6	-	-	-	(5,026)	5,026	-

Unrealized loss on equity securities	6	-	-	-	(4,401)	-	(4,401)
Deferred tax benefit on unrealized securities loss	6	-	-	-	597	-	597
Income for the period		-	-	-	-	6,025	6,025
Balance, December 31, 2021		97,809,441	$543,927	$18,215	$1,798	$(196,419)	$367,521

Deferred share units converted	10a,d	25,000	218	(218)	-	-	-
Share-based payment	10b,c,d	-	-	503	-	-	503
Transfer of gain on disposal of equity securities
at FVOCI to deficit, net of tax	6	-	-	-	(964)	964	-

Unrealized loss on equity securities	6	-	-	-	(58)	-	(58)
Deferred tax benefit on unrealized securities loss	6	-	-	-	7	-	7
Income for the period		-	-	-	-	2,680	2,680
Balance, March 31, 2022		97,834,441	$544,145	$18,500	$783	$(192,775)	$370,653

Three months ended March 31, 2021
Balance, January 1, 2021		94,813,122	$496,604	$16,906	$10,628	$(207,470)	$316,668

Stock options exercised	10a,b	7,000	97	(22)	-	-	75
Stock options exercised cashless	10a,b	16,489	112	(112)	-	-	-
Restricted and performance share units converted	10a,c	3,333	34	(34)	-	-	-
Share based payment	10b,c,d	-	-	1,193	-	-	1,193
Transfer of gain on disposal of equity securities
at FVOCI to deficit, net of tax		-	-	-	(2,411)	2,411	-

Unrealized loss on equity securities		-	-	-	(3,323)	-	(3,323)
Deferred tax benefit on unrealized securities loss		-	-	-	451	-	451
Loss for the period		-	-	-	-	(3,662)	(3,662)
Balance, March 31, 2021		94,839,944	$496,847	$17,931	$5,345	$(208,721)	$311,402

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Cash Flows

(In thousands of US dollars, unless otherwise stated - Unaudited)

		For the three months ended
		March 31,
	Note	2022	2021

OPERATING ACTIVITIES
Income (loss) for the period		$2,680	$(3,662)
Items not involving cash:
Amortization	9	34	29
Deferred income tax (benefit) expense		(1,602)	1,647
Exploration and evaluation assets written down	8	10,471	-
Income from equity accounted investment in Juanicipio	7	(13,762)	(632)
Share-based payment expense	10b,c,d	497	1,193
Unrealized foreign exchange loss (gain)		15	(50)

Changes in operating assets and liabilities
Accounts receivable		(62)	47
Prepaid expenses		(2,290)	(1,198)
Trade and other payables		2,355	(296)
Net cash used in operating activities		(1,664)	(2,922)

INVESTING ACTIVITIES
Convertible note receivable	5	(2,403)	-
Exploration and evaluation expenditures	8	(1,291)	(1,597)
Investment in Juanicipio	7	(85)	(101)
Proceeds from disposition of equity securities	6	1,111	3,349
Purchase of equipment	9	-	(4)
Net cash (used in) provided by investing activities		(2,668)	1,647

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	10	-	75
Payment of lease obligation (principal)	9	(28)	(23)
Net cash (used in) provided by financing activities		(28)	52

EFFECTS OF EXCHANGE RATE CHANGES ON CASH		(140)	59

DECREASE IN CASH		(4,500)	(1,164)
CASH, BEGINNING OF PERIOD		56,748	94,008
CASH, END OF PERIOD		$52,248	$92,844

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 and is governed by the Business Corporations Act of the Province of British Columbia. Its shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American Exchange in the United States of America.

The Company is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio Project (see Investment in Juanicipio, Note 7) located in Zacatecas, Mexico, which has substantially completed construction of a 4,000 tonnes per day processing plant, expected to commence commissioning in mid-2022. The Juanicipio Project is currently toll milling its mineralized material at two nearby Fresnillo plc (“Fresnillo”) facilities. The Company defers all acquisition, exploration and development costs related to the properties which are not yet in commercial production. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Address of registered office of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. The Juanicipio Project operator, Fresnillo, has implemented a range of safety measures and monitoring procedures, consistent with the World Health Organization and Mexican Government COVID-19 directives. Over the past two years, COVID-19 has had both a direct and indirect impact on the development of the Juanicipio Project. Although the project has continued to advance towards commercial production, further COVID-19 outbreaks or consequences of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, project development and mining restrictions, delays or temporary closures, travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Depending on the duration and extent of any further impact of COVID-19, the Company’s financial performance, cash flows and financial position, could be materially impacted and could result in material impairment charges to the Company’s assets.

The Company’s capital and operating costs are affected by the cost of commodities and goods such as explosives, fuel, electrical power and supplies. Management of the Company assumes that the materials and supplies required for operations, development and commercial production will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour. As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of (due to inflation, impacts of the Russia and Ukraine conflict, or otherwise), or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition and results of operations.

6

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)	Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on May 13, 2022.

(ii)	Critical Judgements

The Company makes certain critical judgements in the process of applying the Company’s accounting policies. The critical judgements are included with the audited consolidated financial statements for the year ended December 31, 2021.

(iii)	Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. The significant estimates are included with the audited consolidated financial statements for the year ended December 31, 2021.

3.	CASH

The Company’s cash consist of cash on hand and bank deposits.

7

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

4.	ACCOUNTS RECEIVABLE

	March 31,	December 31,
	2022	2021
Receivable from Minera Juanicipio (see Note 7 & 15)	$1,991	$1,944
Value added tax ("IVA" and "GST")	172	152
Other receivables	169	1
	$2,332	$2,097

5.	CONVERTIBLE NOTE RECEIVABLE

On March 11, 2022, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (“Gatling”) pursuant to which the Company is expected to acquire all of the issued and outstanding common shares of Gatling (the “Transaction”) by the issuance of common shares of the Company. As part of the Transaction, the Company and Gatling entered into a loan agreement pursuant to which the Company has agreed to provide Gatling with a Canadian dollar (“C$”) $3 million ($2,403) secured convertible bridge loan to finance Gatling’s accounts payable and operating expenses until the Transaction closes. The loan is convertible at MAG’s election into a 19.9% equity share of Gatling and is secured against various mineral claims held by Gatling in the Larder Lake Project located in the Abitibi greenstone belt in Northern Ontario, Canada. The funds were advanced by the Company on March 28, 2022 and the loan has an interest rate of 12% per annum and is repayable on demand. The loan is expected to form a part of the purchase price upon the Transaction closing (see Note 17).

6.	INVESTMENTS

The Company holds investments as follows:

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
Equity securities, beginning of period	$1,179	$11,951
Disposition of equity securities at fair value	(1,111)	(6,371)
Unrealized loss for the period	(58)	(4,401)
Equity securities, end of period	$10	$1,179

During the three months ended March 31, 2022, the Company disposed of certain equity securities held as investments. The proceeds on disposition were $1,111 (Year ended December 31, 2021: $6,371). In addition, the Company recognized a gain on disposal of $964 (net of $147 tax) (Year ended December 31, 2021: $5,026 net of $784 tax) which was transferred from other comprehensive income (loss) to deficit. During the three months ended March 31, 2022, the Company recorded an unrealized loss of $58 (Year ended December 31, 2021: $4,401) on its investment in equity securities designated as FVTOCI instruments. A deferred tax benefit related to this unrealized loss in the period in the amount of $7 was also recorded (Year ended December 31, 2021: $597) in other comprehensive income (loss).

8

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

7.	INVESTMENT IN JUANICIPIO

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio property. In December 2007, all mineral rights and surface rights relating to the Juanicipio property held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo, a subsidiary of Peñoles, pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” and in reference to the project, the “Juanicipio Project.”

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio and the Juanicipio Project are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 10.0% of the common shares of the Company as at March 31, 2022, as publicly reported.

The Company has recorded its investment in Juanicipio (“Investment in Juanicipio”) using the equity method of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights, costs incurred by the Company on the Juanicipio Project, and the required net cash investments to establish and maintain its 44% interest in Juanicipio.

The Company’s investment relating to its interest in Juanicipio is detailed as follows:

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
Juanicipio Project oversight expenditures incurred
100% by MAG	$171	$620
Interest earned, net of interest contributed to Investment
in Juanicipio (1)	(107)	(1,316)
Cash contributions and advances to Juanicipio	-	73,524
Total for the period	64	72,828
Income from equity accounted Investment in Juanicipio (2)	13,762	15,686
Balance, beginning of period	291,084	202,570
Balance, end of period	$304,910	$291,084

9

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. The interest accrued within Juanicipio was capitalized to ‘Mineral interests, plant and equipment and the interest recorded by the Company on the loan totaling $526 for the three months ended March 31, 2022 (Year ended December 31, 2021: $1,316) was credited to the Investment in Juanicipio account as an eliminating related party entry (see Note 15). Offsetting this amount in the three months ended March 31, 2022, was interest receivable of $419 (Year ended December 31, 2021: nil) which was converted into additional shareholder loans.

(2) Represents the Company’s 44% share of Juanicipio’s net income for the period, as determined by the Company.

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

Juanicipio Statements of Financial Position

	March 31,	December 31,
	2022	2021

Cash and cash equivalents	$18,261	$18,972
Value added tax and other receivables	13,989	25,580
Concentrate sales receivable	34,079	18,853
Inventory	5,748	3,234
Prepaids and other assets	2,477	104
Total current assets	74,554	66,743
Right-of-use assets	1,864	2,052
Mineral interests, plant and equipment	678,185	644,609
Deferred tax assets	6,050	5,254
Total assets	$760,653	$718,658

Payables to Peñoles and other vendors	$15,451	$19,364
Interest and other payables to shareholders	7,043	4,279
Income tax payable	16,049	3,471
Total current liabilities	38,543	27,114
Lease liabilities	1,855	2,053
Provisions	4,659	4,070
Deferred tax liabilities	29,211	31,266
Total liabilities	74,268	64,503
Shareholders equity including shareholder advances	686,385	654,155
Total liabilities and equity	$760,653	$718,658

10

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Juanicipio Statements of Income

	Three months ended March 31,
	2022	2021

Sales	$64,916	$10,085
Cost of sales:
Production cost	15,264	1,886
Depreciation and amortization	3,431	-
Cost of sales	18,695	1,886
Gross profit	46,221	8,199
Consulting and administrative expenses	(1,532)	(321)
Extraordinary mining duty	(103)	(47)
	44,586	7,831
Exchange losses and other	(821)	(1,075)
Income tax expense	(12,487)	(5,320)

Income for the period	$31,278	$1,436

MAG's 44% equity income	$13,762	$632

The Juanicipio Project has not reached commercial production as of March 31, 2022 as the processing facility is awaiting regulatory approval to connect to the national power grid, at which time commissioning will commence. However, the underground mine is now in stopes with mineralized material being processed through Fresnillo’s plants and refined and sold, and effectively readied for its intended use. In the three months ended March 31, 2022, pre-commercial production sales on a 100% basis totaled $64,916, with mining and transportation costs and depreciation and amortization totaling $18,695, resulting in a gross profit of $46,221 during the three months ended March 31, 2022.

In the three months ended March 31, 2021, pre-commercial production sales on a 100% basis totaled $10,085 net of related costs of $1,886 resulting in a gross profit of $8,199 during the three months ended March 31, 2021.

Expenditures on mineral interests, plant and equipment capitalized directly by Juanicipio for the three months ended March 31, 2022 amounted to $33,576 (year ended December 31, 2021: $262,829).

8.	EXPLORATION AND EVALUATION ASSETS

(a) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package in the Black Hills of South Dakota. To complete the earn-in, the Company must make a final cash or share payment of $150 by May 17, 2022, the fifth anniversary of the agreement. Although the geological prospect of the property remains encouraging, growing negative sentiment towards resource extraction in the area, combined with a slow consultation process have resulted in significant challenges being encountered in permitting the property for exploration drilling. Concurrent efforts by the Company to find a partner or buyer for the project have been unsuccessful and the Company provided formal notice that it will not be making the final $150 option payment in May 2022 and consequently has recorded a write-down of $10,471 as at March 31, 2022.

11

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

(b) In 2018, the Company entered into an option agreement with another private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement, $150 in October 2020 and another $150 in December 2021. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,550 over the next 7 years, and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of March 31, 2022, the Company incurred $10,802 eligible exploration expenditures on the property). As at March 31, 2022, the Company also bonded and recorded a $409 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% NSR.

To March 31, 2022, the Company has incurred the following exploration and evaluation expenditures on these earn-in projects:

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
Exploration and evaluation assets:
Acquisition costs
Option and other payments	$-	$300
Total acquisition costs	-	300
Geochemical	21	228
Camp and site costs	100	319
Drilling	796	3,343
Geological consulting	283	1,968
Geophysical	62	215
Land taxes and government fees	27	721
Legal, community and other consultation costs	108	475
Travel	31	213
Total for the period	1,428	7,782
Balance, beginning of period	20,254	12,472
Less: Amounts written down	(10,471)	-
Balance, end of period	$11,211	$20,254

Included in exploration and evaluation assets at March 31, 2022, were liabilities for trade and other payables of $641 (December 31, 2021: $518).

12

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

9.	PROPERTY AND EQUIPMENT

As at March 31, 2022, the Company had the following property and equipment:

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Leases below)	Total
Balance, January 1, 2021	$487	$411	$550	$1,448
Additions and remeasurements	2	3	(5)	-
Balance, December 31, 2021	489	414	545	1,448
Additions and remeasurements	-	-	8	8
Balance, March 31, 2022	$489	$414	$553	$1,456

Accumulated depreciation	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
Balance, January 1, 2021	$460	$111	$202	$773
Amortization	8	45	138	191
Balance, December 31, 2021	468	156	340	964
Amortization	1	8	33	42
Balance, March 31, 2022	$469	$164	$373	$1,006

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
At December 31, 2021	$21	$258	$205	$484
At March 31, 2022	$20	$250	$180	$450

Lease obligation

Minimum lease payments in respect of the lease obligation and the effect of discounting are as follows:

	March 31,	December 31,
	2022	2021
Undiscounted minimum lease payments
Less than one year	$159	$154
Two to three years	280	314
	439	468
Effect of discounting	(68)	(83)
Present value of minimum lease payments - total lease obligation	371	385
Less: current portion	(119)	(110)
Long-term lease obligation	$252	$275

For the three months ended March 31, 2022, the Company recognized $13 of interest expense on the lease obligation which is included in ‘General office expenses’ (March 31, 2021: $15).

13

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

10.	SHARE CAPITAL

(a)	Basic and diluted weighted average number of shares outstanding

	Three months ended March 31,
	2022	2021
Basic weighted average number of shares outstanding	97,819,441	94,829,854
Effect of dilutive common share equivalents (1)	257,696	-
Diluted weighted average number of shares outstanding	98,077,137	94,829,854
Antidilutive securities	1,062,371	1,903,714

(1)	In the March 31, 2021 comparative period, common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would have been anti-dilutive.

The Company is authorized to issue an unlimited number of common shares without par value.

As at March 31, 2022, there were 97,834,441 shares outstanding (December 31, 2021: 97,809,441).

During the three months ended March 31, 2022, no stock options were exercised (March 31, 2021: 7,000 stock options exercised for cash proceeds of $75) and no stock options were exercised under the cashless exercise provision of the stock option plan (March 31, 2021: 33,887 stock options exercised whereby 16,489 shares were issued in settlement of the stock options and the remaining 17,398 were cancelled).

During the three months ended March 31, 2022, no restricted share units and no performance share units were converted into common shares (March 31, 2021: 3,333 and nil respectively).

During the three months ended March 31, 2022, 25,000 deferred share units (March 31, 2021: nil) were converted into common shares by a former director of the Company.

(b)	Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 18, 2020, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 10(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at March 31, 2022, there were 988,727 stock options outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation and Human Resources Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set in accordance with the Plan, and cannot be lower than the market value of the common shares at the date of grant.

14

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The following table summarizes the Company’s option activity for the periods:

		Weighted		Weighted
	Period ended	average	Year ended	average
	March 31,	exercise price	December 31,	exercise price
	2022	(C$/option)	2021	(C$/option)

Outstanding, beginning of period	988,727	$16.77	1,018,067	$16.07
Granted	-	-	100,000	22.40
Exercised for cash	-	-	(75,066)	16.48
Exercised cashless	-	-	(54,274)	14.44

Outstanding, end of period	988,727	$16.77	988,727	$16.77

During the three months ended March 31, 2022, no stock options were granted (March 31, 2021: 50,000 with a weighted average grant date fair value of $288 (C$368) or $5.77(C$7.36) per option).

During the three months ended March 31, 2022, no stock options were exercised (March 31, 2021: 40,887 stock options with a weighted average market share price at the date of exercise of C$27.52).

The following table summarizes the Company’s stock options outstanding and exercisable as at March 31, 2022:

Exercise price	Number	Number	Weighted average remaining
($C/option)	outstanding	exercisable	contractual life (years)
12.75	9,375	9,375	2.60
13.46	254,162	254,162	2.03
13.91	85,263	85,263	0.68
14.98	308,872	195,053	2.91
21.26	50,000	-	4.67
21.57	231,055	77,019	3.69
23.53	50,000	16,667	3.80
C$12.75 - C$23.53	988,727	637,539	2.80

During the three months ended March 31, 2022, the Company recorded share based payment expense of $255 (March 31, 2021: $433) relating to stock options vested to employees and consultants in the period of which $6 (March 31, 2021: nil) was capitalized to exploration and evaluation assets.

(c)	Restricted and performance share units

On June 18, 2020, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 10(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%.

15

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

During the three months ended March 31, 2022, no PSUs and no RSUs were granted (March 31, 2021: nil and 10,000 respectively) under the Company’s Share Unit Plan. During the three months ended March 31, 2022, no PSUs and no RSUs (March 31, 2021: nil and 3,333 respectively) were converted and settled with an equivalent number of common shares.

As at March 31, 2022, there were 240,765 PSUs and 24,109 RSUs issued and outstanding (December 31, 2021: 240,765 and 24,109 respectively) under the Share Unit Plan, of which 6,346 PSUs and 24,109 RSUs had vested (December 31, 2021: 6,346 and 10,776) and are convertible into common shares of the Company. Included in the PSUs at March 31, 2022 (and at December 31, 2021), are 87,664 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU vesting range from 0% or nil PSUs to 200% or 175,328 PSUs and 48,918 PSUs with vesting conditions also subject to a market share price performance factor measured over a three-year period, resulting in a PSU vesting range from 50% (24,459 PSUs) to 150% (73,377 PSUs).

The Company recognized a share-based payment expense of $201 (March 31, 2021: $503) relating to RSUs and PSUs vesting in the period.

(d)	Deferred share units

On June 18, 2020, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the three months ended March 31, 2022, no DSUs were granted under the plan (March 31, 2021: 5,709). A DSU share-based payment expense of $47 was recorded in the three months ended March 31, 2022 (March 31, 2021: $257) related to DSUs to be granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash. Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. During the three months ended March 31, 2022, 25,000 DSUs (March 31, 2021: nil) were converted and settled in common shares by a former director of the Company. As at March 31, 2022, there are 444,373 DSUs (December 31, 2021: 469,373) issued and outstanding under the DSU Plan, all of which have vested and 61,295 of which are available for settlement to a director no longer with the Company.

16

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

As at March 31, 2022, there are 1,697,974 common shares (December 31, 2021: 1,722,974) issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 1.74% (December 31, 2021: 1.76%) of the issued and outstanding common shares on a non-diluted basis, and there are 4,172,092 (December 31, 2021: 4,145,592) share-based awards available for grant under these combined share compensation arrangements.

11.	Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income (loss) and deficit) and lease obligation, net of cash and investments in equity securities as follows:

	March 31,	December 31,
	2022	2021
Equity	$370,653	$367,521
Lease obligation (Note 9)	371	385
Cash (Note 3)	(52,248)	(56,748)
Investments (Note 6)	(10)	(1,179)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budgets and any amendments thereto are approved by the Board of Directors. The Company currently does not pay out dividends.

The Company has working capital of $53,278 as at March 31, 2022. The Company may require additional capital in the future to meet its future project and other related expenditures (see Notes 7, 8, and 16). Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

As at March 31, 2022, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. In the fourth quarter of 2021, the Company signed a commitment letter for a fully underwritten $40,000 revolving credit facility subject to the completion of definitive documentation which is still being finalized.

12.	Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

17

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (see Note 7). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, lead and zinc. Currently, Juanicipio indirectly produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate both operating and free cash flow. Juanicipio does not hedge silver and gold prices and does not have any such positions outstanding at March 31, 2022.

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

Juanicipio, in which the Company has a 44% interest, istransitioning into commercial production and now has pre-production sales (see Note 7). Juanicipio sells and receives payment at market terms, under an offtake agreement upon delivery of its concentrates to Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. Met-Mex and Fresnillo have a good history and credit rating, and the Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries, as generally cash is only sent to them to cover current planned expenditures.

(iii)	Mexican value added tax

As at March 31, 2022, the Company had a receivable of $96 from the Mexican government for value added tax (Note 4). Juanicipio, in which the Company has a 44% interest, had a receivable of $13,929 from the Mexican government for value added tax (Note 7) (MAG’s attributable portion $6,129). Management expects the balances to be fully recoverable within both entities.

18

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable, convertible note receivable and loan receivable from Juanicipio which is classified as an Investment in Juanicipio in the consolidated statement of financial position, as follows:

	March 31,	December 31,
	2022	2021
Cash (Note 3)	$52,248	$56,748
Accounts receivable (Note 4)	2,332	2,097
Convertible note receivable (Note 5 and Note 17)	2,403	-
Loan to the Juanicipio Entities (Note 7 and Note 15) (1)	106,454	106,036
	$163,437	$164,881

(1) The expected credit losses take into account future information of the credit worthiness of Juanicipio and are not considered significant.

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7, 8 and 16). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year. Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

Exposure to currency risk

As at March 31, 2022, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

(in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$11	$1,422
Accounts receivable	95	76
Prepaids	19	-
Investments	-	10
Convertible note receivable	-	2,403
Accounts payable	(83)	(1,014)
Lease obligations	-	(372)
Net assets exposure	$42	$2,525

19

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at March 31, 2022 is 862 thousand pesos (March 31, 2021: 21 million net pesos). A 10% appreciation in the peso against the US$ would result in a gain before tax at March 31, 2022 of $4 (March 31, 2021: $102), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (see Note 7). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Note 7) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary liabilities at March 31, 2022 is 16.8 million pesos (March 31, 2021: 587 million pesos net monetary assets). A 10% appreciation in the peso against the US$ would result in a loss before tax at March 31, 2022 of $93 (March 31, 2021: $3,166 gain) in Juanicipio, of which the Company would record its 44% share being $41 loss from equity investment in Juanicipio (March 31, 2021: $1,393 income), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

In the three months ended March 31, 2022, the Mexican pesos strengthened against the US$ from 20.52 Pesos/US$ on December 31, 2021 to 19.86 on March 31, 2022, resulting in an exchange gain in Juanicipio of $79 (the Company’s 44% share $35).

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at March 31, 2022 is C$3.2 million (March 31, 2021: C$13.981 million). A 10% appreciation in the C$ against the US$ would result in a gain at March 31, 2022 of $253 (March 31, 2021: $1,112) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

20

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

(e)	Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

(f)	Political and country risk

The Company conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalties and tax increases or claims by government bodies, the conflict between Russia and Ukraine, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude of foreign countries may substantially affect the Company’s exploration, development and production activities.

13.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, convertible note receivable, trade and other payables and lease obligation. The carrying values of cash, accounts receivable, convertible note receivable, trade and other payables and lease obligation reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2:	Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Unobservable inputs which are supported by little or no market activity.

21

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	As at March 31, 2022
	Level 1	Level 2	Level 3	Total
Cash	$52,248	$-	$-	$52,248
Investments (Note 6)(1)	10	-	-	10
Convertible note receivable (Note 5)(2)	-	2,403	-	2,403
	$52,258	$2,403	$-	$54,661

	As at December 31, 2021
	Level 1	Level 2	Level 3	Total
Cash	$56,748	$-	$-	$56,748
Investments (Note 6)(1)	1,179	-	-	1,179
	$57,927	$-	$-	$57,927

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy.

(2) The fair value of the convertible note receivable , is determined by a valuation of the amount recoverable under the contractual agreement under which the funds were advanced.

There were no transfers between levels 1, 2 and 3 during the three months ended March 31, 2022 or during the year ended December 31, 2021.

14.	SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in North America. The Company’s principal asset, its 44% ownership in the JuanicipioProject, located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

15.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the discovery and acquisition of the Juanicipio property.

22

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

For the three months ended:	March 31,	March 31,
	2022	2021

Fees related to Dr. Megaw:
Exploration and marketing services	$68	$73
Travel and expenses	8	3
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	13	13
Field exploration services	40	40
	$129	$129

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at March 31, 2022 is $42 related to these services (December 31, 2021: $22).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2022 (%)	2021 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

23

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

Juanicipio, created for the purpose of holding and operating the Juanicipio Project, are held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 10.0% of the common shares of the Company as at March 31, 2022, as publicly reported. Juanicipio is governed by a shareholders agreement and corporate by-laws. All costs relating to the project and Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio (see Note 7).

As at March 31, 2022, Fresnillo and the Company have advanced $241,950 as shareholder loans (MAG’s 44% share $106,454) to Juanicipio, bearing interest at 3 and 6 month LIBOR + 2%. The interest accrued for the quarter within Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and the interest recorded by the Company on the loans in the quarter totaling $526 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry (see Note 7).

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended March 31,
	2022	2021
Salaries and other short term employee benefits	$416	$286
Share-based payments (Note 10(b), (c ), and (d))	249	741
	$665	$1,027

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer and the Chief Financial Officer.

16.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at March 31, 2022 for committed exploration work and committed other obligations.

Total

Committed exploration expenditures	$-

Minera Juanicipio (1)&(2)	-

Consulting contract commitments	63
Total Obligations and Commitments	$63

(1)	Although the Company makes cash advances to Juanicipio as cash called by the operator Fresnillo (based on approved budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Juanicipio.

(2)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations total $71,685 (December 31, 2021: $76,632) and purchase orders issued for project capital and sustaining capital total $26,093 (December 31, 2021: $26,467), with respect to the Juanicipio Project on a 100% basis as at March 31, 2022.

24

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of US dollars unless otherwise stated - unaudited)

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Note 8 Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

17.	SUBSEQUENT EVENT

The Transaction referenced in Note 5 above, pursuant to which the Company is expected to acquire all of the issued and outstanding common shares of Gatling, was approved by the shareholders of Gatling on May 13, 2022 subsequent to the quarter end. Upon closing of the Transaction expected later in May 2022, each Gatling shareholder will be entitled to receive 0.0170627 of a common share of the Company for each share of Gatling held, and it is expected that Gatling shareholders will then hold approximately 0.79% of the Company’s outstanding shares after closing.

25